Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Sustainable Living Webinar April 26, 2024, 11 AM PDT

April 22nd, 2024	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, April 22nd, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that the company will hold a webinar at 11 am PDT on April 26, 2024 for the public to discuss all of the projects for Greenbriar. Answers and updates will be provided by Greenbriar directors' Chris Harvey and Jeff Ciachurski.  Additional updates will be provided on the following topics:

---- All of the home purchases at Sage Ranch are fully supported by the Federal Housing Administration (FHA) where any buyer, even with no savings and a low credit score, will have the federal government guarantee 96.5% of the purchase price with a FICO score as low as 580.  Loan limit is $498,000.  This serves as the baseline support for all of the home purchases. Additional support, if any is even needed, is available in the form of VA loans, USDA 502D loans and other substantial government incentives unique only at Sage Ranch, and not available to the nearby competition.  All of this information is available at multiple government websites.

---- The substantial closing documentation currently being undertaken with our project lender and the coordination with all of the stakeholders is to break ground during this May. First works will be the offsite widening Valley Boulevard and the offsite water and infrastructure connections.

---- Update on Montalva and preparations being taken to file with the FOMB.

---- Update on Cordero Ranch, and its 3,000+ homes forecasted in Southern Utah.

---- Summary analysis from Chris Harvey as to why as the former CEO of JP Morgan Securities, he has joined the board of Greenbriar.

---- Any other questions posed to Chris and Jeff.

The Webinar link is as follows:

Link to the webinar:

https://us02web.zoom.us/j/86486001009

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

A recording of the webinar will be posted on Greenbriar Sustainable Living's YouTube channel:

https://www.youtube.com/@GRB_Greenbriar

About Greenbriar Capital Corp:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued sustainable assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include those described under the heading “Risks and Uncertainties” in the Company’s most recently filed MD&A (a copy of which is available under the Company’s SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF